# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Denali Capital Acquisition Corp., CIK 0001913577
CUSIP: G6256B106
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 437 Madison Avenue, 27th Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 01/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-23-003654
Filed by CIK 0001905106

## Reporting persons
- Meteora Capital, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 498,798; sole dispositive power 0; shared dispositive power 498,798; aggregate amount beneficially owned 498,798 (39.53% of the class)
- Vik Mittal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 498,798; sole dispositive power 0; shared dispositive power 498,798; aggregate amount beneficially owned 498,798 (39.53% of the class)

## Item 1. Issuer
Name of issuer: Denali Capital Acquisition Corp.
Address of issuer's principal executive offices: 437 Madison Avenue, 27th Floor, New York, NY 10022

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Meteora Capital, LLC, a Delaware limited liability company ("Meteora Capital") with respect to the Common Stock (as defined in Item 2(d)) held by certain funds and managed accounts to which Meteora Capital serves as investment manager (collectively, the "Meteora Funds"); and

(ii) Vik Mittal, who serves as the Managing Member of Meteora Capital, with respect to the Common Stock held by the Meteora Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.
Address of principal business office or, if none, residence:
The address of the principal business office for each of the Reporting Persons is:

1200 N Federal Hwy, #200, Boca Raton FL 33432
Citizenship: Meteora Capital is a Delaware limited liability company. Vik Mittal is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 498,798
Percent of class: 39.53
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 498,798
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
498,798

Meteora Capital, LLC held 498,798 through a redemption of shares available to public shareholders where 3,785,992 shares were redeemed. Prior to the redemption Meteora Capital, LLC owned 11.6% of the outstanding float.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 7, 2025

Meteora Capital, LLC
By: /s/ Vik Mittal
Vik Mittal / Managing Member

Vik Mittal
By: /s/ Vik Mittal
Vik Mittal / Managing Member

## Signatures
- Meteora Capital, LLC: /s/ Vik Mittal, Vik Mittal - Managing Member (02/07/2025)
- Vik Mittal: /s/ Vik Mittal, Vik Mittal - Managing Member (02/07/2025)